

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

<u>Via E-mail</u>
Mr. Ang Kang Han
Sooner Holdings, Inc.
Long Shan Development Area
Han Jiang Town, ShiShi City
Fujian PRC

   Re: **Sooner Holdings, Inc.**
      Form 8-K
      Filed February 14, 2011
      Form 10-K For Fiscal Year Ended
      September 30, 2010
      Filed December 23, 2010
      File No. 000-18344

Dear Mr. Ang:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John Reynolds

         John Reynolds
         Assistant Director